Exhibit 12.1
Ratio of Earnings to Fixed Charges

	(Unaudited)
	Nine Months Ended
	September 30,				Twelve Months Ended December 31,
(dollar amounts in thousands)	2011		2010		2010		2009		2008		2007		2006

Earnings:

Income (loss) before income taxes	$538,422		$194,362		$352,311		$(3,678,183)		$(296,008)		$22,643		$514,061

Add: Fixed charges, excluding interest on deposits	73,668		78,770		102,969		155,269		351,672		431,320		345,253

Earnings available for fixed charges, excluding interest on deposits	612,090		273,132		455,280		(3,522,914)		55,664		453,963		859,314
Add: Interest on deposits	209,085		346,504		439,050		674,101		931,679		1,026,388		717,167

Earnings available for fixed charges, including interest on deposits	821,175		619,636		894,330		(2,848,813)		987,343		1,480,351		1,576,481

Fixed Charges:
Interest expense, excluding interest on deposits	61,780		67,086		87,537		139,754		334,952		415,063		334,175
Interest factor in net rental expense	11,888		11,684		15,432		15,515		16,720		16,257		11,078

Total fixed charges, excluding interest on deposits	73,668		78,770		102,969		155,269		351,672		431,320		345,253
Add: Interest on deposits	209,085		346,504		439,050		674,101		931,679		1,026,388		717,167

Total fixed charges, including interest on deposits	$282,753		$425,274		$542,019		$829,370		$1,283,351		$1,457,708		$1,062,420

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	8.31	x	3.47	x	4.42	x	(22.69	)x	0.16	x	1.05	x	2.49	x
Including interest on deposits	2.90	x	1.46	x	1.65	x	(3.43	)x	0.77	x	1.02	x	1.48	x